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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. )*

                                   GENTEK INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    37245X104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                  Donald J. Liebentritt
                  2 North Riverside Plaza, Suite 600
                  Chicago, Illinois 60606
                  312-466-3651
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 24, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 37245X104               13D                      Page 2 of 5 Pages


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Quetico, L.L.C.
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)

WC
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

Illinois
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF                                          0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            4,852,732
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     4,852,732
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

4,852,732
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

22.63% (1)
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

OO
________________________________________________________________________________

(1) Calculated based upon 21,439,310 shares of Common Stock outstanding as of April 30, 2003, as set forth in the Issuer's Form 10-Q for the period ended March 31, 2003.

CUSIP No. 37245X104               13D                      Page 3 of 5 Pages


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Donald J. Liebentritt
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)

WC
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

Illinois
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF                                          0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            4,852,732
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     4,852,732
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

4,852,732
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

22.63% (1)
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

OO
________________________________________________________________________________

(1) Calculated based upon 21,439,310 shares of Common Stock outstanding as of April 30, 2003, as set forth in the Issuer's Form 10-Q for the period ended March 31, 2003.

CUSIP No. 37245X104               13D                     Page 4 of 5 Pages

This Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of GenTek Inc., a Delaware corporation (the "Issuer").

ITEM 2. Identity and Background

(a) through (c) - Quetico, L.L.C. ("Purchaser") is an Illinois limited liability company. Donald J. Liebentritt ("Member") is the sole member of Purchaser.

The business address of each of Purchaser and Member is Two North Riverside Plaza, Chicago, Illinois 60606. Member is an executive of a private investment company.

(d) and (e) - Neither of Purchaser or Member has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) - Member and all executive officers and directors of Purchaser are United States citizens.

ITEM 3. Source and Amount of Funds or Other Consideration

On June 24, 2003, Purchaser acquired a total of 4,852,732 shares of Issuer's Common Stock at a purchase price of $0.01 per share for a total purchase price of $48,527.32 (the "Purchased Shares"). All funds used in acquiring the Purchased Shares were obtained from the working capital of Purchaser contributed by Member.

ITEM 4. Purpose of the Transaction

Purchaser acquired the Purchased Shares for investment purposes pursuant to a Stock Purchase Agreement dated as of June 24, 2003 and made by and among Purchaser, Sewall Associates Family, L.P., a Delaware limited partnership, and PMM GK Investment LLC, a Delaware limited liability company (the "Stock Purchase Agreement").

Purchaser intends to review continuously its position in Issuer. Purchaser reserves the right to sell or otherwise dispose of some or all of the securities of Issuer beneficially owned by it in the open market, in privately negotiated transactions, through derivative transactions or otherwise, or to acquire additional securities of Issuer, in the open market, in privately negotiated transactions or otherwise, in each case, depending upon market conditions and other factors.

ITEM 5. Interest in Securities of the Issuer

(a) and (b) To the best knowledge of Purchaser, based upon the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2003, there were 21,439,310 shares of Common Stock outstanding as of April 30, 2003. Based upon the foregoing, the 4,852,732 shares of Common Stock beneficially owned by Purchaser represent approximately 22.63% of the issued and outstanding Common Stock.

Member, as the sole member of Purchaser, shares with Purchaser the power to vote or to direct the vote of the Purchased Shares.

(c) During the last 60 days, the only transaction in the Common Stock effected by Purchaser, or, to the best knowledge of Purchaser, any of the persons set forth in Item 2, was the acquisition of the Purchased Shares.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Purchaser acquired its initial interests in Issuer for investment purposes pursuant to the Stock Purchase Agreement.

CUSIP No. 37245X104               13D                     Page 5 of 5 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: June 24, 2003


                                      QUETICO, L.L.C.

                                      By: /s/ Donald J. Liebentritt
                                         -------------------------------------
                                      Name: Donald J. Liebentritt
                                      Title: Sole Member


                                      By: /s/ Donald J. Liebentritt
                                         -------------------------------------
                                            DONALD J. LIEBENTRITT


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person ho signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)